EXHIBIT 99.1
Qiao Xing Universal Telephone, Inc. to Increase Its Equity
Interest in CEC Telecom Co., Ltd.
Its Effective Share in the Net Income of CECT Will Rise From 52.0% to 74.5%
     HUIZHOU, Guangdong, China, July 19 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that the acquisition of a further 25% equity interest in CEC Telecom Co., Ltd. (“CECT”) via its 90%-owned subsidiary Huizhou Qiao Xing Communication Industry, Ltd. (“HZQXCI”) has recently been approved by the Beijing Commercial Bureau of the PRC. The new business license for CECT is expected in late July or early August.
     CECT is one of the fastest-growing local mobile phone handset manufacturers in the China market. In February 2003, Qiao Xing Universal’s 80%-owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65% equity interest in CECT from its former shareholders. In June 2004, HZQXCI entered into an agreement with China Electronics Corporation (“CEC”) to acquire a 25% equity interest in CECT from CEC. The completion of the transaction is subject to all necessary government approvals being obtained and all administrative formalities being accomplished.
     The Company said that they have sufficient internal resources to support the completion of the transaction and that once the 25% acquisition is completed, the Qiao Xing Universal Telephone Group’s effective share in the net income of CECT will rise from 52.0% to 74.5%.
     Mr. Wu, Chairman of XING, said, “CECT was previously owned by the Chinese State. The government supports our Group’s initiative to successively acquire CECT as it has shown its proven ability of running it better and accords well with the policy of privatization of state-owned enterprises.
     “From the business point of view, the market potential for mobile phone handsets in China remains strong. The penetration rate, at 28% in China, is still very low compared to western countries. Moreover, a mobile phone is no longer simply a communication device. It can be, as an example, a telephone set, a handy camera and an MP3 player all rolled into one. A handset with the latest functions and features is considered by some to be an item of necessity rather than one of luxury. As new and more powerful functions continuously make their entrance, a thriving replacement market is formed.
     “Capitalizing on its advantages in the areas of research and development, marketing and cost control, CECT has for some time already been steadily gaining market share from other local players in the mobile phone handset market in China. The anticipated completion of the 25% acquisition will come at a time when CECT is poised to make great strides in its relentless pursuit of growth and profitability.
     “This increase in the shareholding in CECT will reinforce XING’s power to control the business strategy in CECT, to be better able to co-ordinate with that for the ‘COSUN’ brand mobile phone handsets introduced by HZQXCI in the second half of 2004. It also entitles the Group to a greater share of CECT’s profit, for the benefit of XING’s shareholders.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $222 million in 2003. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and DVD players. XING currently distributes over 200 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .
     Forward-looking statements
     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.
     For more information, please contact:
Rick Xiao, IR Director,
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-282-0268
Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.
     -0- 07/19/2005
     /CONTACT: Rick Xiao, IR Director of XING, +86-752-282-0268, or rickxiao@qiaoxing.com /